United States securities and exchange commission logo





                          October 21, 2020

       Justin Davis-Rice
       Executive Chairman
       NAKED BRAND GROUP Ltd
       c/o Bendon Limited
       1/23 Court Road, Double Bay
       NSW 2028, Australia

                                                        Re: NAKED BRAND GROUP
Ltd
                                                            Registration
Statement on Form F-3
                                                            Filed October 15,
2020
                                                            File No. 333-249490

       Dear Mr. Davis-Rice:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Geoff
Kruczek at (202) 551-3641 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              David Alan Miller